Mail Stop 4561
								September 13, 2005

Mr. C.E. Andrews
Executive Vice President, Finance
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

Re:	SLM Corporation
	Form 10-K for the fiscal year ended
	December 31, 2004
	Forms 10-QSB for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  001-13251

Dear Mr. Andrews:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Alternative Performance Measures, pages 61-64

1. Question 8 of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Tell us in detail why you believe you overcome the burden of supporting their usefulness.

2. Please tell us and provide us with an example of how you use
"core
cash" measures in establishing corporate performance targets and determining incentive compensation. Describe how you use your GAAP financial results in conjunction with this analysis.

Financial Statements

Note 10 - Derivative Financial Instruments, page F-39

3. For each type of derivative instrument that you have classified as a fair value hedge or cash flow hedge, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

* the nature and terms of the hedged item and derivative instrument;

* when and how you identify the hedge instrument and the hedged item;

* how you define "at inception" of the hedging relationship; and

* the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

4. Please tell us whether you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

5. Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS133
Implementation Issue F11 to these hedging relationships.

      Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides and requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,


							Joyce Sweeney
							Branch Chief
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Mr. C.E. Andrews
Executive Vice President, Finance
SLM Corporation
September 13, 2005
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